UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No.  )*

Affinity Gaming
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Richard C. Patton c/o Courage Capital Management, LLC 4400 Harding Road, Suite 503 Nashville, Tennessee 37205 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON
IA

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Credit Opportunities Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Patton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Not Applicable

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”).  The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

Item 2.	Identity and Background.

(a - c, f)
This Schedule 13D is being filed jointly by Courage Capital Management, LLC (the “Management Company”), Courage Investments, Inc. (the “General Partner”), Courage Credit Opportunities Fund II, L.P. (“Opportunities Fund II”) and Mr. Richard C. Patton (“Mr. Patton”, and collectively, the “Reporting Persons”).

The Management Company is a Tennessee limited liability company, the General Partner is a Delaware corporation, Opportunities Fund II is a Delaware limited partnership and Mr. Patton is a United States citizen.

The Management Company serves as investment manager to private investment funds, including Opportunities Fund II.  The General Partner serves as general partner to private investment funds, including Opportunities Fund II.  Opportunities Fund II is a private investment fund.  The principal business office of the Reporting Persons is c/o Courage Capital Management, LLC, 4400 Harding Road, Suite 503, Nashville, Tennessee 37205.

During the past five years, none of the Reporting Persons has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired as a result of a conversion of the Issuer from a Nevada limited liability company into a Nevada corporation, and the conversion of the common units (the “Common Units”) of such limited liability company previously held by Opportunities Fund II into shares of Common Stock.  The Common Units previously held by Opportunities Fund II were acquired in connection with the bankruptcy reorganization of the Issuer's predecessor, or following the reorganization in open market purchases using the working capital of Opportunities Fund II.  No borrowed funds were used to purchase the Common Stock of  the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired interests in the Issuer for investment purposes and continue to hold the converted shares of Common Stock for investment purposes.  The Management Company, as investment manager to Opportunities Fund II, the General Partner, as general partner of Opportunities Fund II and Mr. Patton, as sole director of the Management Company, share investment power and voting power with respect to the Common Stock held by Opportunities Fund II.

In order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, the Management Company entered into an agreement, dated May 29, 2013, (the “Agreement”), with certain other holders (the “Other Holders”) of shares of Common Stock. The Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.  As a result of the Agreement, the Reporting Persons and the Other Holders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 10,243,320 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 51% of the 20,268,339 outstanding shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the Other Holders (other than the shares of Common Stock held by Opportunities Fund II).

The Reporting Persons intend to review their investments in the Issuer continuously and may in the future change their present course of action.  Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares held by them, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise.  Any such purchases or sales may be made at any time without prior notice.  Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.  Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

(a - e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,191,327 shares of Common Stock, constituting 5.9% of the Common Stock, based upon 20,268,339 shares of Common Stock outstanding as of the date hereof.

The Management Company has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

The General Partner has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Opportunities Fund II has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Mr. Patton has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

The Reporting Persons have not engaged in any transactions with respect to the shares of Common Stock within the past sixty days.

*This outstanding Shares figure reflects the number of outstanding shares of Common Stock at May 13, 2013, as reported in the Issuer's Form 10-Q, filed on May 13, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

As described in Item 4 above, the Management Company has entered into the Agreement.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated as of June 7, 2013 by and between the Reporting Persons. 99.2. Agreement Among Stockholders, dated May 29, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2013
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated June 7, 2013, relating to the Common Stock of Affinity Gaming shall be filed on behalf of the undersigned.

June 7, 2013
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Exhibit 99.2

Execution Version

AGREEMENT

This AGREEMENT, dated as of May 29, 2013 (this “Agreement”), is made by and between each of the entities listed on Exhibit A attached hereto (each such entity and any other person who becomes bound by this Agreement as contemplated by clause (a) of Section 1 hereof, a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of such number of shares of common stock, par value $0.001 per share (the “Shares”) of Affinity Gaming (the “Company”) as are set forth opposite such Stockholder’s name on Exhibit A attached hereto (the “Currently Owned Shares” and, together with such additional Shares as such Stockholder acquires beneficial ownership of after the date hereof, the “Owned Shares”); and

WHEREAS, the Stockholders wish to provide the Company with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.           Restrictions on Transfer. During the Term (as defined in Section 4 hereof), each Stockholder shall not, directly or indirectly, sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (each, a “Transfer”), or enter into any agreement, arrangement or understanding (whether or not in writing) to Transfer, any of such Stockholder’s Owned Shares, unless: (a) the person or entity to whom such Owned Shares would be Transferred has executed and delivered to each Stockholder, with respect to all Owned Shares subject to such Transfer, an undertaking in the form attached hereto as Exhibit B (and, to the knowledge of proposed transferring Stockholder, the representations and warranties of such person contained therein are true); (b) such Transfer is made pursuant to a transaction, approved by the Company’s board of directors, for the sale of all or substantially all of the Shares or assets of the Company; or (c) such Transfer is approved by the holders of a majority of the Owned Shares held by Stockholders other than the proposed transferor after not less than two (2) business days’ notice of the proposed Transfer to each other Stockholder.

2.           No Voting Agreements.  Each Stockholder hereby represents, warrants and agrees that such Stockholder (a) has not entered into, and shall not enter into during the Term, any agreement or arrangement with any other person with respect to voting (or acting by consent in writing in lieu of voting) such Stockholder’s Owned Shares, and (b) has not entered into any agreement or knowingly taken any action (and shall not during the Term enter into any agreement or knowingly take any action) that would make any the representation and warranty of such Stockholder contained in Section 3(b) herein untrue or incorrect in any material respect or have the effect of preventing such Stockholder from performing any of such Stockholder’s material obligations under this Agreement.

3.           Representations and Warranties of the Stockholders. Each Stockholder represents and warrants as follows:

(a)           As of the date hereof, (1) such Stockholder is the beneficial owner of the Currently Owned Shares; (2) the Currently Owned Shares constitute all of the Shares beneficially owned by such Stockholder; and (3) such Stockholder does not hold any options, warrants or other rights to purchase Shares or securities of the Company or any other securities convertible into or exercisable or exchangeable for Shares or securities of the Company.

(b)           Such Stockholder has and (except as otherwise expressly provided by this Agreement) will have at all times until the termination of this Agreement sufficient rights and powers over the voting and disposition of the Owned Shares with respect to the matters set forth in this Agreement and to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Owned Shares, with no other limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

4.           Term and Termination.

(a)           Unless earlier terminated pursuant to paragraph (b) below, the term of this Agreement (the “Term”) shall be a period of six (6) months from the date hereof.

(b)           This Agreement:

(1)           may be terminated by Stockholders representing two-thirds of the aggregate number of Owned Shares held by all of the Stockholders bound by this Agreement by written notice to each other Stockholder delivered not less than two (2) business days prior to such termination;

(2)           shall terminate automatically if the Company becomes subject to a binding and enforceable rights agreement substantially similar to the Rights Agreement, dated December 21, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, and within forty five (45) days thereafter such rights agreement has not become subject to any challenge in a court of competent jurisdiction;

(3)           may be terminated at any time by any Stockholder as to itself (but not any other Stockholder) by written notice delivered to each other Stockholder following the occurrence of a Regulatory Event with respect to such first Stockholder; and

(4)           may be terminated at any time by any Stockholder by written notice delivered to each other Stockholder if any other Stockholder has delivered a notice of termination in accordance with clause (3) above.

“Regulatory Event” means, with respect to any Stockholder, (i) receipt by such Stockholder of notice from any casino or gaming regulatory authority of competent jurisdiction over the Company, any of its affiliates or any of the operations of the Company or any of its affiliates that, as a result of such Stockholder being bound by this Agreement, such Stockholder is required to obtain a license, permit, approval, waiver or finding of suitability that such Stockholder does not already have, (ii) such Stockholder shall have consulted with gaming counsel and such counsel shall have attempted and been unsuccessful in dissuading the applicable authority from such view and (iii) such Stockholder shall have determined that it no longer wishes to be bound by this Agreement.

(c)           Any termination of this Agreement shall be without prejudice to liabilities arising hereunder before such termination of this Agreement.

5.           Miscellaneous.

(a)           Entire Agreement; No Third Party Beneficiaries. This Agreement, (1) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof and (2) is not intended to confer upon any person or entity other than the parties hereto and thereto any rights or remedies hereunder.

(b)           Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(c)           Assignment. Except as permitted in Section 1 hereof, neither this Agreement nor any rights, interests or obligations hereunder, shall be assigned, in whole or in part, by any party hereto by operation of law or otherwise without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(d)           Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

(e)           Waiver. The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

(f)           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the address set forth on the signature page to this Agreement (or at such other address for a party as shall be specified by like notice).

(g)           Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(h)           Specific Performance. In addition to any remedies available at law or otherwise, each party shall be entitled to equitable relief, including specific performance, in the event of any breach or threatened breach of this Agreement.

(i)           Governing Law; Jurisdiction. (1) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

(2)         To the fullest extent permitted by applicable law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York or any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5(f) (Notices) or any other manner as may be permitted by law shall be valid and sufficient service thereof and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(j)           Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)           Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

(l)           Certain Regulatory Matters. Each Stockholder (other than SPH Manager, LLC), by its execution and delivery of this Agreement and notwithstanding its acknowledgements and agreements set forth herein, does not intend to alter its current passive investor status relative to its Currently Owned Shares. As a result, each such Stockholder intends to exercise its right to terminate this Agreement as to itself pursuant to Section 4(b)(3) immediately upon occurrence of a Regulatory Event with respect to such Stockholder. All agreements of a Stockholder herein are made subject to applicable gaming laws and regulations and interpretations of any applicable gaming regulatory authority.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

SPH MANAGER, LLC		SPECTRUM GROUP MANAGEMENT, LLC

By:		By:
Name:	Edward A. Mulé	Name:
Title:	Member	Title:
Address:	c/o Silver Point Capital, L.P.	Address:	1250 Broadway, 19th Floor
	2 Greenwich Plaza		New York, NY 10001
Facsimile:		Facsimile:

HIGHLAND CAPITAL MANAGEMENT LP		COURAGE CAPITAL MANAGEMENT, LLC

By:		By:
Name:		Name:
Title:		Title:
Address:	13455 Noel Road, Suite 800	Address:	4400 Harding Road, Suite 503
	Dallas, TX 75240		Nashville, TN 37205
Facsimile:		Facsimile:

ONE EAST PARTNERS MASTER, L.P.		ONE EAST PARTNERS OPPORTUNTIES, L.P.

By:		By:
Name:		Name:
Title:		Title:
Address:	551 Madison Avenue, 10th Floor	Address:	551 Madison Avenue, 10th Floor
	New York, NY 10022		New York, NY 10022
Facsimile:		Facsimile:

EXHIBIT A

BENEFICIAL OWNERSHIP OF SHARES

Number of Shares
Stockholder	beneficially owned
SPH Manager, LLC	5,047,636
Spectrum Group Management, LLC	2,003,959
Highland Capital Management LP	1,665,458(1)
Highland Credit Opportunities Holding Corporation	282,547
Longhorn Credit Funding, LLC	151,615
Highland CLO Gaming Holdings LLC	1,231,296
Courage Capital Management, LLC	1,191,327
One East Partners Master, L.P.	234,940
One East Partners Opportunities, L.P.	100,000

(1) These 1,665,458 Shares include the Shares held by each of the three entities listed below on behalf of Highland Capital Management LP.

EXHIBIT B

FORM OF UNDERTAKING OF STOCKHOLDER TRANSFEREE

This UNDERTAKING (the “Undertaking”) is executed as of [DATE], by [NAME OF TRANSFEREE] (the “Transferee”).

WHEREAS, the Transferee wishes to acquire [●] shares (the “Transferred Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Affinity Gaming, a Nevada corporation (the “Company”), from [NAME OF SELLLING ENTITY] (the “Seller”); and

WHEREAS, the Seller is party to that certain Agreement, dated as of May 29, 2013, by and between certain holders of Common Stock (the “Agreement”), a copy of which has been provided to the Transferee.

NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, the Transferee hereby agrees as follows:

1.          Representation and Warranty of Transferee. The Transferee hereby represents and warrants to the Seller and each other Stockholder (as defined in the Agreement) that, after consummation of the acquisition of the Transferred Shares, the Transferee will not beneficially own (as defined in Section 78.414 of the Nevada Revised Statutes) more than the greater of (a) fifteen percent (15%) of the number of outstanding shares of Common Stock (based on the number of such outstanding shares last publicly reported by the Company) and (b) the number of shares of Common Stock beneficially owned as of the date hereof (without giving effect to the proposed Transfer of the Transferred Shares) by the largest holder of such shares (based on filings with the Securities and Exchange Commission), but excluding for the avoidance of doubt shares of Common Stock that may be deemed to be beneficially owned as a result of being (or becoming) bound by the Agreement.

2.          Undertaking. The Transferee (a) hereby agrees to be bound by and comply with the provisions of Section 1 and Section 2 of the Agreement as if the Transferee were a party thereto and (b) acknowledges and agrees that this Undertaking is for the benefit of, and may be enforced by, each Stockholder.

IN WITNESS WHEREOF, the Transferee has caused this Undertaking to be duly executed as of the day and year first above written.

[TRANSFEREE]

By:
Name:
Title:

SK 04025 0012 1387807